Peak Continues Expansion into Shanghai Credit Market with New Service Centre

Montreal, Quebec--(Newsfile Corp. - March 24, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that Li Ying Investment Service Company ("Li Ying"), a Shanghai-based loan broker specialized in real-estate-backed loans, is now a Service Centre of the Company's Jinxiaoer subsidiary.

As a Jinxiaoer Service Centre, Li Ying's downtown Shanghai offices will now prominently feature the Jinxiaoer colours and logo. Li Ying has agreed to abide by Jinxiaoer's standardized code of service and customer experience, which the company is asking all current, and will ask all future, Service Centres to implement. Li Ying will pay Jinxiaoer an annual affiliation fee and has committed to conduct a minimum monthly value of transactions on the platform as well as to recruit a minimum number of new sales reps to the platform each month.

Li Ying has been in business since 2012, brokers on average 30 million RMB (about CAD$ 6 million) worth of loans per month, has an established clientele of repeat borrowers and relationships with a dozen lenders. It is Jinxiaoer's first real-estate-backed loans Service Centre in Shanghai and its second Service Centre in the city, joining Jiu Dong Ltd., which specializes in vehicle- baked loans.

In addition to the fees earned from the platform's registered reps and affiliated Service Centres, Jinxiaoer will earn a service fee from the platform's lenders equal to a percentage of the value of the loans facilitated by the platform.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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